SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 26, 2006

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

Enclosures:

1.               Nokia Stock Exchange Release dated January 26, 2006 and titled:
Nokia Board of Directors convenes Annual General Meeting 2006 and projects a new stock repurchase plan

2.               Nokia Stock Exchange Release dated January 26, 2006 and titled:
Nokia Equity Program 2006 to follow the existing programs

3.               Nokia Stock Exchange Release dated January 26, 2006 and titled:
Nokia Board Corporate Governance and Nomination Committee presents a proposal for Composition of the Board of Directors

STOCK EXCHANGE RELEASE

January 26, 2006

Nokia Board of Directors convenes Annual General Meeting 2006 and projects a new stock repurchase plan

Nokia Board of Directors submits proposals to the Annual General Meeting on March 30, 2006 and projects to continue with stock repurchases.

•       Proposal to pay a dividend of EUR 0.37 per share

•       Projection for a stock repurchase plan for 2006

•       Proposal to reduce the share capital through cancellation of a minimum of 261 010 000 shares and a maximum of 382 710 000 shares held by the Company

•       Proposal to renew authorizations of the Board to resolve to increase the share capital, repurchase Nokia shares and dispose them

Proposal to pay a dividend

Nokia’s Board of Directors will propose to the Annual General Meeting on March 30, 2006 that a dividend of EUR 0.37 per share be paid. The dividend record date is proposed to be April 4, 2006 and pay date April 21, 2006. Accordingly, the dividend ex date will be March 31, 2006.The actual dividend pay date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments.

Projection for a stock repurchase plan for 2006

As in 2005, Nokia Board of Directors projects to repurchase Nokia shares under a stock repurchase plan during 2006. Therefore, the Board proposes to the Annual General Meeting a renewal of the authorization of the Board to repurchase Nokia shares, as described below. The Board plans to repurchase shares with up to EUR 6.5 billion subject to and within the limits of the authorization. The repurchases based on this new authorization are intended to commence after the Annual General Meeting of March 30, 2006.

Proposal to reduce the share capital through cancellation of Nokia shares

Nokia Board of Directors will propose that the share capital be reduced through cancellation of Nokia shares currently held by the Company as well as the shares possibly repurchased until the Annual General Meeting. The aggregate par value of these shares is a minimum of EUR 15 660 600 and a maximum of EUR 22 962 600, corresponding to a minimum of 261 010 000 and a maximum of 382 710 000 shares. The Board further proposes that the amount to be cancelled be transferred from the share capital to the share issue premium. As a result of the reduction, the shareholders’ equity of the Company will not be reduced. As of December 31, 2005, the Company held a total of 261 010 000 Nokia shares as a result of the repurchases made in 2005.

Proposals to renew authorizations of the Board

Nokia Board of Directors will propose that the Annual General Meeting authorize the Board to resolve to repurchase a maximum of 405 million Nokia shares. The proposed amount of shares corresponds to nearly 10 per cent of the share capital of the Company and the total voting rights.

The shares may be repurchased in order to develop the capital structure of the Company, which includes carrying out the announced projection for a stock repurchase plan. In addition, the shares may be repurchased in order to finance or carry out acquisitions or other arrangements, to settle the Company’s equity-based incentive plans, to be transferred for other purposes, or to be cancelled. The shares may be repurchased either through a tender offer made to all shareholders on equal terms, or through public trading from the market, including also the use of certain derivative, share lending or other arrangements.

The Board will also propose that it be authorized to resolve to dispose a maximum of 405 million Nokia shares at a price determined by the Board. The authorization is proposed to allow disposal of shares in another proportion than prescribed by the shareholders’ pre-emptive rights to the Company’s shares. The shares may also be disposed through public trading.

Furthermore, the Board will propose that it be authorized to increase the share capital of the Company by issuing new shares, stock options or convertible bonds in one or more issues. The Board proposes to be authorized to increase the share capital disapplying the shareholders’ pre-emptive rights to the Company’s shares. The increase of the Company’s share capital may amount to an aggregate maximum of EUR 48 540 000, corresponding to 809 million shares. The total proposed amount corresponds to approximately 19.9 per cent of the currently registered share capital and the total voting rights assuming the cancellation of the maximum number of shares according to the other proposal by the Board.

The complete proposals by the Board of Directors to the Annual General Meeting will be available on Nokia’s website at www.nokia.com/agm as of February 8, 2006.

Media enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

Nokia Equity Program 2006 to follow the existing programs

Espoo, Finland - Nokia Equity Program 2006, in line with the Equity Programs 2004 and 2005, has the following structure as approved by the Nokia Board of Directors:

•       Performance shares - offered as the main equity-based incentive;

•       Stock options – granted to a more limited group of employees;

•       Restricted shares – only a small number granted to high potential and critical resources.

The Equity Program 2006 will focus on rewarding achievement and retaining critical talent, like the equity programs of previous years. Similarly, it is to align the potential value received by the participants directly with the performance of the company, thus aligning the participants’ interests also with the shareholders’ interests.

Performance shares under the Nokia Equity Program 2006 will vest provided that the company’s performance reaches the required threshold level measured by two independent, pre-defined performance criteria: average annual net sales growth and average annual earnings per share (‘EPS’) (basic) growth during the performance period of 2006-2008. Both performance criteria are equally weighted and the actual performance under each of the two performance criteria is calculated independent of each other. The threshold level for the average annual net sales growth is 5 % and the maximum level is 20%. The threshold level for the average annual EPS (basic) growth is EUR 0.96 and the maximum level is EUR 1.41. Provided that at least one of the threshold levels is met, the performance share units will vest in 2009.There is no interim measurement period as compared with the Nokia Equity Programs 2004 and 2005, which had a four-year performance period and an interim measurement period. If the maximum level for both performance criteria is met, the Nokia Equity Program 2006 may result in an aggregate maximum payout of 32.6 million Nokia shares.

The annual grant of performance share units in 2006 may result in a maximum payout of 18 million shares, should the maximum level for both performance criteria be met. In addition, a pool of performance share units intended for recruitments and special retention needs in 2006 is reserved in line with the practice adopted in 2005, and it may result in a maximum payout of 14.6 million shares (7.6 million of which remain unallocated from the 2005 program), should the maximum level for both performance criteria be met. These amounts together with the performance share unit amounts of the Nokia Equity Program 2005 and they were included in the pool reserved already in 2005.

Stock options of the Nokia Stock Option Plan 2005, approved by the Annual General Meeting 2005, will also be granted as part of the Nokia Equity Program 2006. The total maximum size of the Nokia Stock Option Plan 2005 is 25 million stock options. A maximum of 8.9 million stock options are planned to be granted in the annual grant in 2006, which amount corresponds to the annual grant in 2005. In line with the practice adopted in 2005, an additional pool of stock options intended for recruitment and special retention needs in 2006 is reserved and it amounts to a maximum of 7.9 million stock options.

In addition, Nokia will continue to use a limited number of restricted shares with a 3-year restriction period. The maximum total number of restricted shares that Nokia may grant during 2006 is 9.5 million. The annual grant in 2006 is planned to amount to a maximum of 2.3 million shares. In line with the practice adopted in 2005, a pool of restricted shares for special needs is reserved and it may result in a maximum payout of 7.2 million Nokia shares (3.2 million of which remain unallocated from the 2005

Plan). These amounts together with the restricted share amounts of the Nokia Equity Program 2005 and they were included in the pool reserved already in 2005.

As of December 31, 2005, the total dilution effect of Nokia’s performance shares, stock options and restricted shares currently outstanding, assuming full dilution (Performance Shares assumed to vest at maximum), is approximately 4.2 % The potential maximum effect of the Nokia Equity Program 2006, including the potential grants from the pools mentioned above, as well as the planned grants pertaining to the acquisition of Intellisync Inc, which was announced in November 2005, would be approximately another 1.4 percentage points.

Media and Investor Enquiries:

Corporate Communications, tel. +358 7180 34495 or +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 972 894 4880

www.nokia.com

www.nokia.com/agm

Nokia Board Corporate Governance and Nomination Committee presents a proposal for Composition of the Board of Directors

Espoo, Finland – The Nokia Corporate Governance and Nomination Committee proposes to the Annual General Meeting on March 30, 2006 that the number of board members remains at ten, and that the following current Board members: Paul J. Collins, Georg Ehrnrooth, Daniel R. Hesse, Bengt Holmström, Per Karlsson, Edouard Michelin, Jorma Ollila, Marjorie Scardino and Vesa Vainio, be re-elected for a term of one year. Mr. Arne Wessberg, member of the Nokia Board since 2001, will not stand for re-election to the Board of Directors.

The Committee proposes that Keijo Suila be elected as a new member of the Nokia Board for the next one-year term. Keijo Suila, 60, acted as President and CEO of Finnair Oyj, the major Finnish aviation company, from 1999 until his retirement in 2005. Prior to this, he held various senior executive positions, including Vice Chairman and Executive Vice President, at Huhtamäki Oy, Leaf Group and Leaf Europe during 1985-1998.

Curriculum vitae of Keijo Suila can be found from www.nokia.com/press/nokiaQ42005 .

Media and Investor Enquiries:

Corporate Communications, tel. +358 7180 34495 or +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 972 894 4880

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2006		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel